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Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-191835

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus Dated October 29, 2013

New Issue	August 14, 2014

FRANCO-NEVADA CORPORATION

8,375,000 Common Shares

US$500,406,250

This prospectus supplement (the "Prospectus Supplement") of Franco-Nevada Corporation (the "Corporation" or "Franco- Nevada"), together with the short form base shelf prospectus dated October 29, 2013 ("the Prospectus"), qualifies the distribution (the "Offering") of 8,375,000 common shares (the "Offered Shares") of the Corporation at a price of US$59.75 per Offered Share (the "Offering Price"). The Offering is made pursuant to an underwriting agreement (the "Underwriting Agreement") dated August 14, 2014 between the Corporation and RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., GMP Securities L.P., Merrill Lynch Canada Inc., National Bank Financial Inc., Credit Suisse Securities (Canada), Inc., Scotia Capital Inc., and TD Securities Inc. (collectively, the "Underwriters"). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of a Registration Statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the "SEC").

The common shares of the Corporation (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") under the symbol "FNV". On August 12, 2014, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was C$66.23 and the closing price of the Common Shares on the NYSE was US$60.58. The Offering Price was determined by negotiation between the Corporation and the Underwriters. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Price US$59.75 per Offered Share

	Price to Public		Underwriters' Fee(1)		Net Proceeds to the Corporation(2)
Per Offered Share	US$	59.75	US$	2.39	US$	57.36
Total(3)	US$	500,406,250	US$	20,016,250	US$	480,039,000
(1)
The Corporation has agreed to pay the Underwriters a fee (the "Underwriting Fee") equal to 4.0% of the gross proceeds of the Offering, being US$2.39 per Offered Share.

(2)
After deducting the Underwriting Fee, but before deducting the expenses of the Offering estimated to be US$700,000.

(3)
The Corporation has granted the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable in whole or in part at the sole discretion of the Underwriters, at any time and from time to time for a period of 30 days from closing of the Offering, to purchase up to an additional 1,256,250 Common Shares at the Offering Price (the "Additional Shares"), solely to cover over-allotments, if any, and for market stabilization purposes. In respect of the Over-Allotment Option, the Corporation will pay to the Underwriters a fee equal to 4.0% of the proceeds realized on the exercise of the Over-Allotment Option, being US$2.39 per Additional Share. If the Over-Allotment Option is exercised in full, the total number of Offered Shares will be 9,631,250, the total price to the public will be US$575,467,187.50, the total Underwriting Fee will be US$23,018,687.50, and the net proceeds to the Corporation, after deducting the Underwriting Fee but before deducting the estimated expenses of the Offering, will be US$552,448,500. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued or sold upon exercise of the Over- Allotment Option. See "Plan of Distribution".

The following table sets out the number of options and other compensation securities that have been issued or may be issued by the Corporation to the Underwriters.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to 1,256,250 Common Shares	Up to 30 days from the closing of the Offering	US$59.75 per Offered Share

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., National Bank Financial Inc. and Scotia Capital Inc., each an Underwriter, is an affiliate of a lending institution that is part of the syndicate of lenders that have provided an unsecured credit facility to Franco-Nevada. Accordingly, Franco-Nevada may be considered to be a "connected issuer" of these Underwriters under Canadian securities laws. See "Plan of Distribution".

When used herein, all references to Offered Shares include any Common Shares issued in connection with any exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Corporation by Torys LLP with respect to Canadian and U.S. legal matters and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters.

The Underwriters may offer the Offered Shares at a price lower than the price indicated above. See "Plan of Distribution".

Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. ("CDS"), or its nominee, will be made electronically through the noncertificated inventory ("NCI") system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the closing date (the "Closing Date"). A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will be the fifth business day (in the United States) following the date of pricing of the Offered Shares. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See "Plan of Distribution".

Investing in the Common Shares involves significant risks. See "Risk Factors". Investors should carefully read the "Risk Factors" section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein.

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable as at the date of the financial statements, and thus may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. This Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion under the headings "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" of this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Tom Albanese, a director of the Corporation, resides outside of Canada. Although Mr. Albanese has appointed Franco-Nevada Corporation at the Corporation's address set out below as his agent for service of process in the province of Ontario, it may not be possible for investors to enforce judgments obtained in Canada against Mr. Albanese, even though he has appointed an agent for service of process. See "Agent for Service of Process" on page S-20 of the Prospectus Supplement.

This Prospectus Supplement contains references to both U.S. dollars and Canadian dollars. Canadian dollars are referred to as "C$" and U.S. dollars are referred to as "US$". See "Exchange Rate Information".

The Corporation's registered office and head office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario M5L 1G9.

i

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering constituted by this Prospectus Supplement.

        The investor should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this Prospectus Supplement. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. If anyone provides you with any different, inconsistent or other information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

        The Corporation is not, and the Underwriters are not, making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively, "forward-looking statements"). Forward-looking statements may include, but are not limited to, statements with respect to future events or future performance, management's expectations regarding the Corporation's growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces will be realized. Such forward-looking statements reflect management's current beliefs (as of the date of the relevant document in which they are contained) and are based on information then available to management. See "Technical and Third Party Information". Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; legislative, regulatory and political or economic developments in any of the countries where properties in which the Corporation holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which the Corporation holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Corporation; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Corporation holds a royalty, stream or other interest; whether or not the Corporation is determined to have passive foreign investment company ("PFIC") status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Corporation holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which the Corporation holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which the Corporation holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which the Corporation holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward-looking statements are not guarantees of future performance. The Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the "Risk Factors" section of this Prospectus Supplement and the Prospectus, as well as any risk factors disclosed in the documents incorporated by reference herein and therein. The forward-looking statements herein, in the Prospectus and in the documents incorporated by reference herein and therein are made as of the date of such document only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

TECHNICAL AND THIRD PARTY INFORMATION

        Except where otherwise stated, the disclosure in this Prospectus Supplement and the Prospectus, including the documents incorporated herein and therein by reference, relating to properties and operations on the properties on which the Corporation holds royalty, stream or other interests, including, without limitation, the disclosure included under the sections entitled "Franco-Nevada's Assets", "Technical Reports" and "Reserves Data and Other Oil and Gas Information" in the Corporation's annual information form dated March 19, 2014, is based solely on information publicly disclosed by the owners or operators of these properties and information and data available in the public domain, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on the operators of the properties and their qualified persons to provide information to the Corporation (such as the Palmarejo Report (as defined below)) or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty, stream or other interests and generally has limited or no ability to independently verify such information. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Corporation's royalty, stream or other interest. The Corporation's royalty, stream and other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of the property.

        Except where otherwise noted, the disclosure in the documents incorporated by reference herein or on the Prospectus relating to mineral reserve and mineral resource statements for individual properties is made as at December 31, 2013. In addition, numerical information presented in the documents incorporated by reference herein and in the Prospectus which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies in the documents incorporated by reference herein or in the Prospectus with respect to significant digits presented.

        The disclosure in the documents incorporated by reference herein of a scientific or technical nature for the Palmarejo project is based on a technical report dated January 1, 2013 prepared for Coeur d'Alene Mines Corporation (now known as Coeur Mining, Inc. ("Coeur")) and the Corporation in accordance with NI 43-101 (as was in force at such time), except for information dated subsequent to the Palmarejo Report which is based on Coeur's public disclosure. The technical report for the Palmarejo project (the "Palmarejo Report") is entitled "Palmarejo Project SW Chihuahua State, Mexico YE 2012 — Technical Report" and was prepared by or under the supervision of Donald J. Birak, Senior Vice President — Exploration, Coeur at the time of the Palmarejo Report, Keith Blair, Manager, Applied Geoscience LLC at the time of the Palmarejo Report, and Klaus Triebel, Senior Corporate Resource Geologist, Coeur at the time of the Palmarejo Report, each of whom is a "qualified person" for the purposes of NI 43-101 and who also reviewed the disclosure of scientific and technical information in the annual information form of the Corporation dated March 19, 2014 (the "AIF") regarding the Palmarejo project. The Palmarejo Report has been filed on SEDAR under the Corporation's profile at www.sedar.com and is available on the SEC's website at www.sec.gov.

        The disclosure in documents incorporated by reference herein for the reserve assessment and evaluation of the oil & gas reserves including the Weyburn Unit, Midale Unit and Edson Property (each as defined in the AIF), was prepared by GLJ Petroleum Consultants Ltd. ("GLJ") for the Corporation and was dated February 18, 2014, with a preparation date of February 11, 2014 and an effective date of December 31, 2013, in accordance with NI 51-101.

CAUTIONARY NOTE REGARDING MINERAL AND OIL AND GAS RESERVE AND RESOURCE ESTIMATES

        This Prospectus Supplement and the Prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included or incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

        Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein and in the Prospectus and the documents incorporated by reference herein and therein may not be comparable with information made public by companies that report in accordance with U.S. standards.

        In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of the Corporation's mineral properties set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. For more information, see "Reconciliation to CIM Definitions" in the AIF.

        Similarly, the requirements of NI 51-101 for disclosure of oil and gas activities differ significantly from those of the SEC, and disclosure concerning the oil and gas properties in which the Corporation has interests may not be comparable with information made public by companies that report in accordance with U.S. standards. The primary differences between the Canadian requirements and the U.S. standards for oil and gas related disclosure are that:

  •
  NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

  •
  NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

  •
  NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

  •
  NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

FINANCIAL INFORMATION

        The financial statements of the Corporation incorporated herein by reference and in the Prospectus are reported in U.S. dollars and have been prepared in accordance with IFRS. IFRS differs in some significant aspects from generally accepted accounting principles in the U.S., and thus the financial statements of the Corporation included and incorporated by reference herein may not be comparable to financial statements of U.S. companies.

EXCHANGE RATE INFORMATION

        The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the noon rate published by the Bank of Canada.

	Six months ended June 30, 2014	Years ended December 31,
		2013	2012	2011
High	C$1.1251	C$1.0697	C$1.0418	C$1.0604
Low	C$1.0614	C$0.9839	C$0.9710	C$0.9449
Average for the Period	C$1.0968	C$1.0299	C$0.9996	C$0.9891
End of Period	C$1.0676	C$1.0636	C$0.9949	C$1.0170

        On August 13, 2014, the noon rate for Canadian dollars in terms of the U.S. dollar, as published by the Bank of Canada, was US$1.00=C$1.0929 or C$1.00=US$0.9150.

COMMODITY PRICE INFORMATION

        The following table sets out the average spot commodity prices of gold, platinum, palladium, oil and gas for the years 2011, 2012 and 2013 and for the first six months of 2014.

	Gold/oz	Platinum/oz	Palladium/oz	Oil/C$ bbl	Gas/C$ mcf
	(London PM Fix)	(London PM Fix)	(London PM Fix)	(Edmonton Light)	(AECO-C)
Average for 2011	US$1,569	US$1,720	US$733	C$95	C$3.44
Average for 2012	US$1,669	US$1,552	US$645	C$86	C$2.28
Average for 2013	US$1,411	US$1,487	US$725	C$93	C$3.01
Average for 2014 (to June 30)	US$1,291	US$1,438	US$780	C$102	C$5.03

ELIGIBILITY FOR INVESTMENT

        In the opinion of Torys LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder, (the "Regulations") in effect on the date hereof, and a certificate of an officer of the Corporation relating to certain factual matters, the Offered Shares to be issued under this Prospectus Supplement if issued on the date hereof, would be, on such date, qualified investments under the Tax Act and regulations for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts ("TFSAs"), provided that such shares are then listed on a designated stock exchange (which currently includes the TSX and NYSE).

        Notwithstanding that the Offered Shares may be qualified investments, a holder of a TFSA or an annuitant under an RRSP or RRIF will be subject to a penalty tax if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for a trust governed by a TFSA, RRSP or RRIF. The Offered

Shares will generally be prohibited investments for a trust governed by a TFSA, RRSP or RRIF if the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, does not deal at arm's length with the Corporation for purposes of the Tax Act or has a "significant interest" (within the meaning of subsection 207.01(4) of the Tax Act) in the Corporation, unless such shares constitute "excluded property" (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RRSP or RRIF, as the case may be. Holders of TFSAs and annuitants under RRSPs or RRIFs should consult their own tax advisors in this regard.

THE CORPORATION

        Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals ("PGM"), oil & gas and other resource assets. Franco-Nevada is the leading gold royalty and stream company by both gold revenues and number of gold assets.

        The majority of revenues are generated from a diversified portfolio of properties in the U.S., Canada, Mexico, Australia and Africa. The portfolio includes 380 assets covering properties at various stages from production to early stage exploration. Royalties and streams are mostly revenue or production based. The portfolio also includes profit-based royalties and other forms of periodic future payments.

        Franco-Nevada's assets are mostly mineral and oil & gas royalties or streams but also include some working and equity interests, undeveloped properties, options to acquire royalties and streams and other assets. The mineral royalties and streams are further characterized by commodity as being in the gold, PGM or base metals categories and these in turn are further subdivided by their project status as being either producing, advanced or exploration assets. A majority of the mineral royalties and streams are characterized as being gold and the majority of revenues are from gold assets. Franco-Nevada considers its stream interest in the Palmarejo project to be its only material mineral project for the purposes of NI 43-101. Franco-Nevada's oil & gas assets are located primarily in the Western Canadian sedimentary basin with a larger amount of revenue generated from conventional oil than from natural gas properties in 2013. The oil & gas assets also include mineral rights to approximately 100,000 gross acres of unproved land in Canada primarily related to oil & natural gas rights as well as working interests in Arctic gas resources.

Recent Developments

        On August 11, 2014, the Corporation, through a wholly-owned subsidiary, entered into a US$120-million stream financing agreement with Sandstorm Gold Inc. ("Sandstorm") and True Gold Mining Inc. ("True Gold") to assist in the funding of the Karma Project in Burkina Faso. The Corporation and Sandstorm will provide True Gold with US$100 million in initial funding with Franco-Nevada and Sandstorm providing 75% and 25% of the upfront deposit respectively. The initial deposit can be increased by $20 million at True Gold's option repayable in eight quarterly deliveries totalling up to 30,000 ounces of gold based on the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the option is drawn down. Over a period of five years, starting March 31, 2016, True Gold is obligated to deliver to the Corporation and Sandstorm an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces of gold. Thereafter, True Gold is obligated to deliver to the Corporation and Sandstorm an amount of refined gold equal to 6.5% of the equivalent amount of gold produced at the Karma Project for the life of the project in exchange for the payment to True Gold of 20% of the spot price of gold for each ounce delivered by True Gold.

 RISK FACTORS

        Before deciding to invest in the Offered Shares, investors should carefully consider all the information contained in and incorporated by reference in this Prospectus Supplement and the Prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and oil and natural gas operations and risks related to the Corporation's securities described in the documents incorporated in the Prospectus and herein by reference. In addition, management will have broad discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. See the "Risk Factors" section in the Prospectus.

The Corporation may be, or may become, a "passive foreign investment company," which may result in adverse tax consequences for U.S. investors

        If the Corporation were to constitute a "passive foreign investment company" within the meaning of Section 1297 of the Code for any year during a U.S. holder's holding period, then certain potentially adverse U.S. federal income tax rules may affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Common Shares.

        The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Corporation will be treated under the PFIC rules. The Corporation believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2013, and, based on its current and anticipated business activities and financial expectations, the Corporation expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. However, the Corporation believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years.

        The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as the Corporation. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of the Corporation concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Corporation's PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of the Corporation.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the Corporation's share and loan capital, on a consolidated basis, since June 30, 2014.

        As a result of the issuance of Offered Shares which may be distributed under this Prospectus Supplement (including the Additional Shares issuable pursuant to the Over-Allotment Option), the share capital of the Corporation may increase by up to a maximum of US$551,748,500 after deducting the Underwriting Fee and the estimated expenses of the Offering, and a maximum of an additional 9,631,250 Common Shares may be issued and outstanding.

DESCRIPTION OF SECURITIES OFFERED

        For a description of the terms and provisions of the Common Shares, see "Description of Share Capital — Common Shares" in the Prospectus. As of August 12, 2014, there were 147,479,955 Common Shares outstanding. After giving effect to the issue of the Offered Shares (assuming the Over-Allotment Option is exercised in full), there will be 157,111,205 Common Shares outstanding.

 USE OF PROCEEDS

        The net proceeds from the sale of the Offered Shares, estimated to be US$479,690,000 (US$551,748,500 if the Over-Allotment Option is exercised in full) after deducting the Underwriting Fee and the estimated expenses of the Offering, will be added to the working capital of the Corporation and will be used for funding resource royalty and stream acquisitions and other general corporate purposes. The Corporation expects to fund all of its existing royalty and stream commitments (including over US$1 billion in commitments for gold and silver investments at Cobre Panama, Karma and Guadalupe) from existing cash and a portion of future cash flows.

PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Corporation and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Corporation against delivery of such Offered Shares.

        The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers' certificates and legal opinions.

        The Offering is being made concurrently in the U.S. and in all the provinces and territories of Canada pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the U.S. and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

        The Offering Price of the Offered Shares for all investors will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS or its nominee, will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

        The Corporation expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will be the fifth business day (in the U.S.) following the date of pricing of the Offered Shares. Under Rule 15c6-1 under the U.S. Exchange Act of 1934, as amended (the "U.S. Exchange Act"), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

        The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to 1,256,250 Additional Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares issuable upon exercise of the Over-Allotment Option acquires such shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, and the accompanying Prospectus, qualify the distribution of the Over-Allotment Option and the distribution of the Additional Shares issuable upon exercise of the Over-Allotment Option.

Underwriters' Fee

        The Corporation has agreed to pay a cash fee to the Underwriters in the amount equal to 4.0% (US$2.39 per Offered Share sold) of the gross proceeds of the sale of the Offered Shares, including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the Over-Allotment Option, if any.

        The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

Price Stabilization and Short Positions

        Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

        Pursuant to rules and policy statements of certain Canadian provincial and territorial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        If the Underwriters create a short position in the Common Shares in connection with the Offering, i.e., if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Lock Up Agreements

        Pursuant to the Underwriting Agreement, the Corporation has agreed, subject to certain exceptions, not to directly or indirectly issue or agree to issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of the Underwriters, which consent will not be unreasonably withheld. Exceptions to this include US$350 million of securities which may be used for acquisitions. In addition, the Corporation has agreed to use its best efforts to procure agreements from its officers and directors prior to closing of the Offering, pursuant to which each such officer and director will agree, subject to certain exceptions, not to sell or agree to sell any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or to disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following the closing of the Offering without the prior written consent of the Underwriters, which consent will not be unreasonably withheld.

Indemnity and Contribution

        The Corporation has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Stock Exchange Listing

        The Common Shares are listed on the TSX and the NYSE. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

United Kingdom Matters

        With respect to the United Kingdom, this document and the Offering is only being, and may only be, distributed to and directed at (i) persons outside the United Kingdom to whom this document may be lawfully distributed; or (ii) persons in the United Kingdom who are (a) a "Qualified investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 ("FSMA") acting as principal save in circumstances where Section 86(2) of the FSMA applies and (b) within the categories of persons referred to in Article 19 (Investment professionals) or Article 49 (High net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as "relevant persons"). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Offered Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document contains no offer to the public within the meaning of section 85(1) and 102B of the FSMA or otherwise. This document is not a prospectus for the purposes of Section 85(1) the FSMA. Accordingly, this document has not been approved as a prospectus by the Financial Conduct Authority ("FCA") under Section 87A of the FSMA and has not been filed with the FCA or published pursuant to the United Kingdom Prospectus Rules issued by the FCA nor has it been approved by a person authorized under the FSMA or by the London Stock Exchange plc.

European Economic Area Matters

        In relation to each relevant member state, an offer to the public of any Offered Shares may not be made in that relevant member state, except that an offer to the public in that relevant member state of any

Offered Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

  •
  to any legal entity which is a qualified investor as defined under the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) per relevant member state; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Offered Shares shall result in a requirement for the Corporation or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any Offered Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Underwriters and the Corporation that it is a qualified investor within the meaning of the law in that relevant member state implementing Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any Offered Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the Offering and any Offered Shares to be offered so as to enable an investor to decide to purchase any Offered Shares, as the same may be varied for that relevant member state by any measure implementing the Prospectus Directive in that relevant member state and the expression "Prospectus Directive" means Directive 2003/71/EC, as amended and includes any relevant implementing measure in each relevant member state.

RELATIONSHIP BETWEEN THE ISSUER AND CERTAIN UNDERWRITERS

        Certain banking affiliates of RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., National Bank Financial Inc. and Scotia Capital Inc. have provided an unsecured credit facility to the Corporation. As a result, the Corporation may be considered a "connected issuer" to these Underwriters for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the credit facility, the lenders have not waived any breach of the agreement since its execution, and the Corporation currently has no amount drawn down on the credit facility. Each of the Corporation's material subsidiaries (as defined in the credit agreement) has guaranteed the Corporation's indebtedness under the credit facility. The determination of the terms and conditions of the Offering were made through negotiations among the Underwriters and the Corporation without the involvement of the lenders, although the lenders have been advised of the Offering. The Underwriters will derive no benefit from the Offering other than their fees described under "Plan of Distribution — Underwriters' Fee".

 TRADING PRICE AND VOLUME

        The following table sets forth the respective high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the preceding 12 month period.

	TSX			NYSE
	High	Low		High	Low
	C$	C$	Volume	US$	US$	Volume
2013
August	50.93	39.69	13,017,380	48.46	38.09	12,128,135
September	48.94	41.99	13,247,195	47.70	40.60	23,206,161
October	48.82	41.49	11,050,261	46.77	40.02	13,846,224
November	47.68	40.95	8,984,966	45.74	38.84	11,185,590
December	44.20	39.41	10,073,710	41.75	36.92	15,583,778
2014
January	55.10	43.38	10,830,167	49.41	40.67	14,931,910
February	59.84	52.24	9,733,927	53.70	47.16	14,095,285
March	59.20	49.90	8,975,443	53.39	45.00	15,770,202
April	53.99	49.08	6,834,722	49.25	44.54	12,517,462
May	54.42	49.28	4,531,384	50.02	45.28	8,962,249
June	61.25	49.67	7,719,119	57.39	45.50	9,180,982
July	64.41	58.79	9,072,516	60.45	54.61	10,920,684
August(1)	67.12	60.12	2,694,485	61.38	54.80	3,504,337

Note:

(1)
For the period from August 1, 2014 to August 12, 2014.

Cash Dividends

        The Corporation currently pays a quarterly dividend of US$0.20 per Common Share. The first dividend which investors in the Offering are expected to be eligible to receive is the dividend payable on September 25, 2014 to shareholders of record on September 11, 2014.

 PRIOR SALES

        During the 12 month period prior to the date of this Prospectus Supplement, the Corporation has issued Common Shares, or securities convertible into Common Shares, as follows.

Month of Issuance	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
2013
August	25,000	$31.39	Issued upon exercise of stock options
	100,000	$46.17	Grant of stock options
	8,596	$32.13	Issued upon exercise of Gold Wheaton warrant
September	65,313	$32.13	Issued upon exercise of Gold Wheaton warrants
October	19,849	$46.33	Issued pursuant to Dividend Reinvestment Plan ("DRIP")
November	16,600	$41.00	Issued pursuant to DRIP
	55,000	$45.85	Grant of stock options
	70,500	$15.20	Issued upon exercise of stock options
	8,558	$38.56	Issued upon exercise of Gold Wheaton stock options
December	120,262	$40.87	Grant of stock options
	22,124	—	Issued upon vesting of Performance-based Restricted Share Units ("RSUs")
	12,488	—	Issued upon vesting of Time-based RSUs
	26,622	$41.24	Issued pursuant to DRIP
	36,695	—	Grant of Performance-based RSUs
	35,899	—	Grant of Time-based RSUs
2014
January	23,524	$50.42	Issued pursuant to DRIP
	3,515	—	Issued upon vesting of Performance-based RSUs
February	15,988	$56.40	Issued pursuant to DRIP
March	22,603	$50.13	Issued pursuant to DRIP
	45,902	$16.07	Issued upon exercise of Gold Wheaton stock options
	5,999	$32.13	Issued upon exercise of Gold Wheaton warrants
April	23,174	$32.13	Issued upon exercise of Gold Wheaton warrants
	13,615	$16.07	Issued upon exercise of Gold Wheaton stock options
May	33,064	$32.13	Issued upon exercise of Gold Wheaton warrants
June	128,103	$57.76	Issued pursuant to DRIP
July	N/A	N/A	N/A

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to the Offering.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective holder of Common Shares should consult its own tax adviser regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

        No ruling from the United States Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

        This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax adviser regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10 percent or more of the total combined voting power of the outstanding Common Shares of the Corporation; or (i) U.S. Holders that are U.S. expatriates or former long-term residents of the United States. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisers regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

        If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisers regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

        The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (including the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as calculated for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See "Sale or Other Taxable Disposition of Common Shares" below.) However, the Corporation may not maintain calculation of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares will be treated as ordinary dividend income for U.S. federal information reporting purposes.

        Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a "qualified foreign corporation" may be eligible for reduced rates of taxation. A qualified corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Canada-U.S. Tax Convention meets these requirements, and the Corporation believes that it is eligible for the benefits of the Canada-U.S. Tax Convention. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury guidance indicates that the Corporation's Common Shares are readily tradeable on an established securities market in the U.S.; however, there can be no assurance that the Common Shares will be considered readily tradeable on an established securities market in future years. If the Corporation is classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year dividends received by U.S. Holders will not be qualified dividends. Dividends received by corporate U.S. Holders will generally not be eligible for the "dividends received deduction." The dividend rules are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

        Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Common Shares generally will be such holder's U.S. dollar cost for such shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

        Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

        If the Corporation were to constitute a "passive foreign investment company" within the meaning of Section 1297 of the Code for any year during a U.S. Holder's holding period, then certain different and potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Corporation will be treated under the PFIC rules.

        The Corporation generally will be a PFIC for any tax year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, (a) 75 percent or more of its gross income is passive income (the "income test") or (b) 50 percent or more of its assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market values of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources. "Passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income generally excludes active business gains arising from the sale of commodities, if substantially all (85 percent or more) of a foreign corporation's commodities are stock in trade or inventory, real and depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business, and certain other requirements are satisfied.

        Under certain attribution rules, if the Corporation were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Corporation's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of the Common Shares of the Corporation, as well as their proportionate share of (a) any "excess distributions" (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Corporation or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

        The Corporation believes, on a more-likely-than-not basis, that it currently qualifies, and expects to continue to qualify in the future, for the active commodities business exception for purposes of the PFIC asset test and PFIC income test. Accordingly, the Corporation believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2013, and, based on its current and anticipated business activities and financial expectations, the Corporation expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. However, the Corporation believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years.

        The determination as to whether any corporation was, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the active commodities exception and other relevant PFIC rules to entities such as the Corporation and its subsidiaries. Accordingly, there can be no assurance that the IRS will not challenge the views of the Corporation (or a Subsidiary PFIC, as defined below) concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Corporation's PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. Holder should consult its own tax adviser regarding the PFIC status of the Corporation and any Subsidiary PFIC.

        If the Corporation were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had not made an effective QEF Election or Mark-to-Market Election under the PFIC rules (as defined and more fully described below) with respect to its Common Shares, then such holder generally would be subject to special rules with respect to "excess distributions" made by the Corporation on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally would include the excess of distributions made with respect to the Common Shares to a U.S. Holder in any tax year over 125% of the average annual distributions made to such U.S. Holder by the Corporation during the shorter of the three preceding tax years or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed at the highest tax rate in effect for ordinary income for each such year. In addition, an interest charge would apply.

        If the Corporation were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective election to treat the Corporation as a "qualified electing fund" (a "QEF Election") for the first tax year of such U.S. Holder's holding period in which the Corporation were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, such U.S. Holder would be subject to U.S. federal income tax on such holder's pro rata share of (a) the net capital gain of the Corporation, which would be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which would be taxed as ordinary income to such U.S. Holder. A QEF Election, once made, would be effective with respect to such U.S. Holder's Common Shares for all subsequent tax years in which the Corporation is treated as a PFIC, unless revoked with the consent of the IRS. The QEF Election cannot be made unless the Corporation provides or makes available certain information. To facilitate the making of

QEF Elections by U.S. Holders, for each tax year that the Corporation is classified as a PFIC, the Corporation: (a) intends to make available to U.S. Holders, upon written request, a "PFIC Annual Information Statement" and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to the Corporation or any of its Subsidiary PFICs. The Corporation may provide such information on its website (www.franco-nevada.com). In light of the uncertainties described above, the Corporation has continued to provide such information for all taxable years through 2013 despite its belief on a more-likely-than-not basis that it was not a PFIC in any taxable year after 2011, and currently expects that it will continue to do so, although it reserves the right to discontinue this practice in the future.

        If the Corporation were a PFIC for any tax year in which a U.S. Holder held Common Shares, and such U.S. Holder had made a timely and effective "mark to market" election (a "Mark-to-Market Election") in the first tax year of such U.S. Holder's holding period in which the Corporation were classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, such holder generally would include in ordinary income, for each tax year in which the Corporation were a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in such Common Shares. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that made a Mark-to-Market Election would recognize ordinary income or ordinary loss (but only to the extent such loss did not exceed the net amount of previously included income as a result of the Mark-to-Market Election). A Mark-to-Market Election would apply to the tax year in which such election made and to each subsequent tax year, unless the Common Shares were to cease to be "marketable stock," the U.S. Holder were to mark the Common Shares to market under non-PFIC provisions of the Code, or the IRS were to consent to the revocation of such election. The Mark-to-Market Election is expected to be available with respect to the Corporation, provided that the Common Shares are "regularly traded" for U.S. federal income tax purposes, which is expected to be the case. However, the Mark-to-Market Election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a Mark-to-Market Election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC.

        In any year in which the Corporation is classified as a PFIC, a U.S. Holder generally will be required to file an annual report with the IRS containing certain information regarding such holder's interest in the Corporation (or a Subsidiary PFIC). A failure to satisfy such reporting requirement could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. Holder. The PFIC rules are complex, and each U.S. Holder should consult its own tax adviser regarding the foregoing reporting requirements, the advisability of making a QEF Election or Mark-to-Market Election, and any other tax consequences under the PFIC rules of acquiring, owning and disposing of Common Shares.

Additional Considerations

Additional Tax on Passive Income

        Certain individuals, estates and trusts whose income exceeds certain thresholds are required to pay a 3.8 percent additional tax on "net investment income," including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of the Common Shares may be subject to this additional tax.

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency, or received by a U.S. Holder in foreign currency on the sale, exchange or other taxable disposition of Common Shares,

generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder generally will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign-source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S.-source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex and involve the application of rules that depend upon a U.S. Holder's particular circumstances. Each U.S. Holder should consult its own U.S. tax adviser regarding the foreign tax credit rules.

Disclosure Requirements for Specified Foreign Financial Assets

        Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) that, during any tax year, hold an interest in a "specified foreign financial asset" generally will be required to file with their U.S. federal income tax returns a statement on IRS Form 8938 setting forth certain information, if the aggregate value of all such assets exceeds US$50,000. "Specified foreign financial assets" generally include financial accounts maintained with non-U.S. financial institutions and may also include the Common Shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisers as to the possible application to them of this filing requirement.

Backup Withholding and Additional Information Reporting

        Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28 percent, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that such U.S. Holder has previously failed to properly report interest and dividend income, or (c) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number, that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, and that such U.S. Holder is a U.S. person. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax adviser regarding the information reporting and backup withholding rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm's length with, and is not affiliated with, the Corporation or the Underwriters and acquires and holds the Offered Shares as capital property (a "Holder"). Generally the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to a Holder (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that has elected to report its tax results in a "functional currency" (as defined in the Tax Act, which excludes Canadian currency); or (v) that has entered or will enter into, with respect to the Offered Shares, a "derivative forward agreement", as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

        This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act (and the regulations thereunder (the "Regulations")) in force as of the date prior to the date hereof, the Canada-U.S. Tax Convention, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Taxation of Resident Holders

        The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a "Resident Holder"). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other "Canadian securities" as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

        Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual's income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from "taxable Canadian corporations", as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Corporation as "eligible dividends" in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual's circumstances.

        Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing taxable income. This tax will generally be refunded to the Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a "private corporation" or "subject corporation".

Disposition of Offered Shares

        Generally, upon a disposition (or a deemed disposition) of an Offered Share a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder's proceeds of disposition are greater (or less) than the Resident Holder's adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Corporation owned by the Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under "Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain"), realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for that year and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains. This tax will generally be refunded to the Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a "private corporation" or "subject corporation", as defined in the Tax Act.

        Capital gains realized by an individual (other than certain trusts) may give rise to alternative minimum tax.

Taxation of Non-Resident Holders

        This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a "Non-Resident Holder").

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is either an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends

        Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend, and who qualifies for full benefits of the Canada-U.S. Tax Convention, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) "taxable Canadian property" of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

        Provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer & Corporate Secretary of the Corporation at 199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario M5L 1G9, telephone (416) 306-6300. For the purposes of the Province of Québec, this Prospectus Supplement and the Prospectus contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Legal Officer & Corporate Secretary of the Corporation at the above mentioned address and telephone number. These documents are also available through the Internet on SEDAR, which can be accessed online at www.sedar.com.

        The following documents, filed by the Corporation with the various securities commissions or similar authorities in the provinces and territories of Canada and the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Prospectus:

  (a)
  the annual information form of the Corporation dated March 19, 2014 for the financial year ended December 31, 2013;

  (b)
  the audited consolidated financial statements of the Corporation, the notes thereto and the independent auditor's report thereon for the financial year ended December 31, 2013, together with the management's discussion and analysis for such financial statements;

  (c)
  the unaudited interim consolidated financial statements of the Corporation and the notes thereto as at June 30, 2014 and for the three-month and six-month periods ended June 30, 2014 and June 30, 2013, together with the management's discussion and analysis for such financial statements; and

  (d)
  the management information circular of the Corporation dated March 21, 2014 for the annual and special meeting of shareholders held on May 7, 2014.

        Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in Canada and the United States after the date of this Prospectus Supplement and until all the Offered Shares are sold shall be deemed to be incorporated by reference in this Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and until all the Offered Shares are sold, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus Supplement forms a part, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this Prospectus Supplement.

        This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the distribution of Offered Shares to purchasers thereof.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under "Documents Incorporated by Reference", the form of underwriting agreement described in this Prospectus Supplement and the consents of legal counsel have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part.

LEGAL MATTERS

        Certain legal matters relating to the Offering of the Offered Shares hereby will be passed upon on behalf of the Corporation by Torys LLP with respect to Canadian and U.S. legal matters and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters.

INTEREST OF EXPERTS

        At the date hereof, the partners and associates of Torys LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation.

 TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the Common Shares of the Corporation is Computershare Investor Services Inc. at its principal office in Toronto.

AGENT FOR SERVICE OF PROCESS

        Tom Albanese, a director of the Corporation, resides outside of Canada and has appointed the following agent for service of process:

Name and Address of Agent
Tom Albanese	Franco-Nevada Corporation 199 Bay Street, Suite 2000, P.O. Box 285 Commerce Court Postal Station, Toronto, Ontario M5L 1G9

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Corporation is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Corporation's directors and officers, and some of the experts named in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Corporation or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgement of a United States court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities laws or any such state securities or "blue sky" laws. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Services Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or relating to or concerning an offering of securities under this Prospectus Supplement.

PROSPECTUS	October 29, 2013

FRANCO-NEVADA CORPORATION

Common Shares

Preferred Shares

Debt Securities

Warrants

Subscription Receipts

C$1,000,000,000

Franco-Nevada Corporation (the "Corporation" or "Franco-Nevada") may offer and issue from time to time common shares of the Corporation ("Common Shares"), preferred shares of the Corporation ("Preferred Shares"), debt securities ("Debt Securities"), warrants to purchase Common Shares, Preferred Shares or Debt Securities ("Warrants"), or subscription receipts ("Subscription Receipts") (all of the foregoing collectively, the "Securities") or any combination thereof for up to an aggregate initial offering price of C$1,000,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement"). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Preferred Shares, the number of Preferred Shares offered, the designation of a particular class or series, if applicable, the offering price, whether the Preferred Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction, any conversion rights, and any other terms specific to the Preferred Shares being offered, (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation's other liabilities and obligations, whether the Debt Securities will be secured by any of the Corporation's assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered, (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, Preferred Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise and any other terms specific to the Warrants being offered, and (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Preferred Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Corporation may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares and certain warrants to purchase Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbols "FNV" and "FNV.WT.A", respectively. The Common Shares are also listed on the New York Stock Exchange (the "NYSE") under the symbol "FNV". Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than Common Shares, will be listed on any securities exchange.

Franco-Nevada's registered office and head office is located at Suite 2000, 199 Bay Street, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario M5L 1G9.

Thomas Albanese, a director of the Corporation, and Keith Blair, a qualified person, reside outside of Canada and have appointed the Corporation as agent for service of process at its head office address. Stuart E. Collins and Kathleen Ann Altman, each a qualified person residing outside of Canada, have appointed Roscoe Postle Associates Inc. at 501-55 University Avenue, Toronto, Ontario, M5J 2H7 as agent for service of process. Donald J. Birak and Klaus Triebel, each a qualified person residing outside of Canada, have appointed GODA Incorporators Inc. at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 as agent for service of process. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

This offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States ("U.S.") and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Securities should be aware that such requirements are different from those of the U.S. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), that were applicable as at the date of the financial statements, and thus may not be comparable to financial statements of U.S. companies. Financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a Prospectus Supplement in the future, will be prepared in accordance with IFRS.

Purchasers of the Securities should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Purchasers of the Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state or Canadian securities regulator has approved or disapproved the Securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.

i

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

        This Prospectus and the documents incorporated by reference herein contain "forward looking information" and "forward looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management's expectations regarding Franco-Nevada's growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management's current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC (as defined below) status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward looking statements contained in this Prospectus are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the "Risk Factors" section of this Prospectus, as well as any risk factors disclosed in the documents incorporated by reference. The forward looking statements herein are made as of the date of this Prospectus only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

TECHNICAL AND THIRD PARTY INFORMATION

        Except where otherwise stated, the disclosure in this Prospectus, including the documents incorporated by reference, relating to properties and operations on the properties in which the Corporation holds royalty or stream interests, including, without limitation, the disclosure included under the sections entitled "Franco-Nevada's Assets", "Technical Reports" and "Reserves Data and Other Oil & Gas Information" in the Corporation's annual information form dated as of March 19, 2013, is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on the operators of the properties and their qualified persons to provide information to the Corporation (such as the Goldstrike Report (as defined below) and Palmarejo Report (as defined below)) or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty or stream interests and generally has limited or no ability to independently verify such information. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Corporation's royalty or stream interest. The Corporation's royalty or stream interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production on a property.

        Except as otherwise noted, the disclosure in this Prospectus and the documents incorporated by reference herein relating to mineral reserve and mineral resource statements for individual properties is made as at December 31, 2012. In addition, numerical information presented in the documents incorporated by reference herein which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies within the documents incorporated by reference herein with respect to significant digits presented.

        The disclosure in the documents incorporated by reference herein of a scientific or technical nature for the Goldstrike complex is based on a technical report dated March 16, 2012 prepared by Roscoe Postle Associates Inc. ("RPA") for Barrick Gold Corporation ("Barrick") and the Corporation in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101") (as was in force at such time), except for information dated subsequent to the Goldstrike Report (as defined below) which is based on Barrick's public disclosure. The technical report for the Goldstrike complex (the "Goldstrike Report") is entitled "Technical Report on the Goldstrike Mine, Eureka & Elko Counties, State of Nevada, USA" and was prepared by RPA under the supervision of and endorsed by Chester M. Moore, P. Eng., R. Dennis Bergen, P. Eng., Wayne W. Valliant, P.Geo., Stuart E. Collins, P.E. and Kathleen Ann Altman, Ph.D., P.E. who are each a "qualified person" for the purposes of NI 43-101. The Goldstrike Report has been filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and with the SEC under Franco-Nevada's profile at www.sedar.com and www.sec.gov, respectively.

        The disclosure in the documents incorporated by reference herein of a scientific or technical nature for the Palmarejo project is based on a technical report dated January 1, 2013 prepared for Coeur d'Alene Mines Corporation (now known as Coeur Mining, Inc.) ("Coeur") and the Corporation in accordance with NI 43-101 (as was in force at such time). The technical report for the Palmarejo project (the "Palmarejo Report") is entitled "Palmarejo Project SW Chihuahua State, Mexico YE 2012—Technical Report" and was prepared by or under the supervision of Donald J. Birak, Senior Vice President—Exploration, Coeur at the time of the Palmarejo Report, Keith Blair, Manager, Applied Geoscience LLC at the time of the Palmarejo Report, and Klaus Triebel, Senior Corporate Resource Geologist, Coeur at the time of the Palmarejo Report, each of whom is a "qualified person" for the purposes of NI 43-101. The Palmarejo Report has been filed on SEDAR and with the SEC under Franco-Nevada's profile at www.sedar.com and www.sec.gov, respectively.

        The disclosure in the documents incorporated by reference herein for the reserves assessment and evaluation of the oil and gas reserves including the Weyburn Unit, Midale Unit and Edson property was prepared by GLJ Petroleum Consultants Ltd. ("GLJ") for the Corporation and was dated February 12, 2013, with an effective date of December 31, 2012, in accordance with National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

AVAILABLE INFORMATION

        The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

        The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus or incorporated herein by reference about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the U.S. and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies subject to the applicable provisions of the U.S. Exchange Act.

        Investors may read any document that the Corporation has filed with, or furnished to, the SEC at the SEC's public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov.

        Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

CAUTIONARY NOTE REGARDING MINERAL AND OIL AND GAS RESERVE AND RESOURCE ESTIMATES

        This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus or any Prospectus Supplement have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

        Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

        In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of the Corporation's mineral properties set forth herein and in the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. For more information, see "Reconciliation to CIM Definitions" in the Corporation's annual information form dated as of March 19, 2013 for the financial year ended December 31, 2012, which is incorporated by reference herein.

        Similarly, the requirements of NI 51-101 for disclosure of oil and gas activities differ significantly from those of the SEC, and disclosure concerning the oil and gas properties in which the Corporation has interests may not be comparable with information made public by companies that report in accordance with U.S. standards. The primary differences between the Canadian requirements and the U.S. standards for oil and gas related disclosure are that:

  •
  NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

  •
  NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

  •
  NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

  •
  NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

FINANCIAL INFORMATION

        The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in U.S. dollars and have been prepared in accordance with IFRS. IFRS differs in some significant respects from generally acceptable accounting principles in the U.S., and thus the consolidated financial statements may not be comparable to financial statements of U.S. companies.

EXCHANGE RATE INFORMATION

        The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the noon rate published by the Bank of Canada.

	Six months ended June 30, 2013	Years ended December 31,
		2012	2011	2010
High	C$1.0532	C$1.0418	C$1.0604	C$1.0778
Low	C$0.9839	C$0.9710	C$0.9449	C$0.9946
Average for the Period	C$1.0159	C$0.9996	C$0.9891	C$1.0299
End of Period	C$1.0512	C$0.9949	C$0.9833	C$0.9946

        On October 28, 2013, the noon rate for Canadian dollars in terms of the U.S. dollar, as published by the Bank of Canada, was US$1.00=C$1.0445 or C$1.00=US$0.9574.

COMMODITY PRICE INFORMATION

        The following table sets out the average spot commodity prices of gold, platinum, palladium, oil and gas for the years 2010, 2011 and 2012 and for the first nine months of 2013.

	Gold/oz	Platinum/oz	Palladium/oz	Oil/C$ bbl	Gas/C$ mcf
	(London PM Fix)	(London PM Fix)	(London PM Fix)	(Edmonton Light)	(AECO-C)
Average for 2010	US$1,225	US$1,610	US$526	US$78	US$3.81
Average for 2011	US$1,569	US$1,720	US$733	US$95	US$3.44
Average for 2012	US$1,669	US$1,552	US$645	US$86	US$2.28
Average for 2013 (to Sept. 30)	US$1,457	US$1,517	US$725	US$95	US$2.90

THE CORPORATION

        Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals ("PGMs"), oil and gas and other resource assets. Franco-Nevada is the leading gold royalty and stream company by both gold revenues and number of gold assets.

        The majority of revenues are generated from a diversified portfolio of properties in the U.S., Canada, Mexico, Australia and South Africa. The portfolio includes over 340 assets covering properties at various stages from production to early stage exploration. Royalties and streams are mostly revenue or production based. The portfolio also includes profit-based royalties and other forms of periodic future payments. Streams differ from royalties and are generally contracts for the forward purchase of a portion of future precious metal from a mining property.

        Franco-Nevada's and its subsidiaries' assets are mostly mineral and oil and gas royalties or streams but also include some working and equity interests, undeveloped properties, options to acquire royalties and streams and other assets. The mineral royalties and streams are further characterized by commodity as being in the gold, PGMs or base metals categories and these in turn are further subdivided by their project status as being either producing, advanced or exploration assets. A majority of the mineral royalties and streams are characterized as being gold and the majority of revenues are from gold assets including the Goldstrike complex in Nevada, U.S. operated by Barrick and the Palmarejo gold and silver mine in Chihuahua, Mexico operated by Coeur. The oil and gas assets are located primarily in the Western Canadian sedimentary basin with a larger amount of revenue generated from conventional oil than from natural gas properties in 2012.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal Officer & Corporate Secretary of the Corporation at Suite 2000, 199 Bay Street, Toronto, Ontario M5L 1G9, telephone (416) 306-6300. These documents are also available on SEDAR, which can be accessed online at www.sedar.com.

        The following documents, filed by the Corporation with the various securities commissions or similar authorities in the provinces and territories of Canada and the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus:

  (a)
  the annual information form of the Corporation dated as of March 19, 2013 for the financial year ended December 31, 2012;

  (b)
  the audited consolidated financial statements of the Corporation, the notes thereto and the independent auditor's report thereon for the financial year ended December 31, 2012, together with the management's discussion and analysis for such financial statements;

  (c)
  the unaudited interim consolidated financial statements of the Corporation and the notes thereto for the period ended June 30, 2013, together with the management's discussion and analysis for such financial statements; and

  (d)
  the management information circular of the Corporation dated March 22, 2013 for the annual and special meeting of shareholders held on May 8, 2013.

        Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in Canada and the U.S. after the date of this Prospectus and all Prospectus Supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and the U.S. and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the investors should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

        Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management's discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this

Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

        A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 CONSOLIDATED CAPITALIZATION

        There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the unaudited interim consolidated financial statements of the Corporation as at and for the six month period ended June 30, 2013, which are incorporated by reference in this Prospectus.

DESCRIPTION OF EXISTING INDEBTEDNESS

        The Corporation (together with its subsidiary Franco-Nevada U.S. Corporation, as "Borrowers") entered into a syndicated bank credit facility (the "Credit Facility") on January 23, 2013 pursuant to which certain financial institutions (the "Lenders") have provided for a US$500 million unsecured revolving term credit facility that replaced a previous US$175 million unsecured revolving credit facility. Franco-Nevada U.S. Corporation is limited to US$150 million for its borrowings under the Credit Facility. The Credit Facility matures and all indebtedness thereunder is due and payable on January 23, 2017.

        The Lenders are each paid a stand-by fee at a rate that ranges between 0.25% and 0.55% on the unutilized portion of the Credit Facility, which is paid quarterly. The Borrowers will pay interest on any amounts borrowed at the prime rate or base rate plus a margin that ranges from 0.25% to 1.75%. Bankers' acceptance fees, LIBOR and letter of guarantee fees and margins range from 1.25% to 2.75%. The applicable margin is based on the Borrowers' leverage ratio.

        Payment and performance of the obligations under the Credit Facility are guaranteed by certain of the Corporation's subsidiaries (the "Guarantors" and together with the Borrowers, each an "Obligor").

        The Credit Facility contains covenants that include certain limits on, among other things, the ability of an Obligor to create indebtedness, create liens, enter into related party transactions, dispose of assets, amend or alter their corporate status or amalgamate, make acquisitions, amend or terminate material contracts, make distributions or investments, issue equity or materially change their business. The Corporation is also required to maintain a minimum tangible net worth and a maximum leverage ratio.

        Events of default under the Credit Facility include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within three business days of such amounts becoming due and payable;

  •
  the breach by the Corporation of any financial covenant;

  •
  the breach by any Obligor of any other term, covenant or other agreement that is not cured within 20 banking days after written notice of the breach has been given to the Corporation;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of US$75 million or more;

  •
  a change in control of the Corporation which is defined to occur upon (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group of persons, of equity interests representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding equity interests of the Corporation, (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Corporation by persons who were neither nominated by a board of directors of the Corporation, nor appointed by directors so nominated, or (c) the acquisition of direct or indirect control of the Corporation by any person or group; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

        As at October 29, 2013, no amount was drawn down under the Credit Facility.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities for cash will be used for general corporate purposes, including funding resource royalty and stream acquisitions and other corporate development opportunities. Each Prospectus Supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Corporation's general funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

        The Corporation may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities. Securities may be offered and issued in consideration for the acquisition (an "Acquisition") of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

        The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

        In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. An investor who acquires Securities forming part of the underwriters' over-allocation position will acquire those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or through secondary market purchases.

        In connection with an Acquisition, Securities may be offered and issued at a deemed price or deemed prices determined either when the terms of the Acquisition are tentatively or finally agreed to, when the Acquisition is completed, when the Corporation issues the Securities or during some other negotiated period.

DESCRIPTION OF SHARE CAPITAL

        The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, of which 146,987,727 Common Shares and no Preferred Shares were outstanding as of October 28, 2013.

Common Shares

        Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

        The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "FNV".

Preferred Shares

        The Preferred Shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

        The Preferred Shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the Preferred Shares as may be fixed by the directors.

Warrants

        Franco-Nevada and its wholly-owned subsidiary Franco-Nevada GLW Holdings Corp. ("FN GLW") have outstanding certain warrants to purchase Common Shares, of which the following class is listed and posted for trading on the TSX.

  2017 Warrants

        The Corporation had outstanding as of October 28, 2013 6,510,769 warrants, each warrant entitling the holder to purchase one Common Share upon payment of C$75.00 until June 16, 2017 (the "2017 Warrants"). In addition, the Corporation has issued one special warrant which is exchangeable into 2,000,000 2017 Warrants upon the holder achieving certain permitting, development and financing criteria. The 2017 Warrants are listed and posted for trading on the TSX under the symbol "FNV.WT.A".

TRADING PRICE AND VOLUME

        The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX and NYSE for the preceding 12 month period.

	TSX			NYSE
	High	Low		High	Low
	C$	C$	Volume	US$	US$	Volume
2012
October	60.62	55.69	8,913,821	61.60	56.02	5,998,883
November	60.58	55.57	8,328,436	60.64	55.71	5,127,477
December	57.80	54.15	7,345,185	58.75	54.54	4,280,381
2013
January	58.09	51.51	7,848,176	59.03	51.08	4,605,931
February	55.08	48.16	9,580,897	55.20	47.01	5,373,809
March	49.88	44.36	15,085,754	48.27	43.20	8,294,798
April	46.46	35.48	16,317,588	45.69	34.53	13,914,796
May	45.07	39.56	9,634,792	44.98	38.11	9,962,558
June	44.89	33.05	11,329,120	43.67	31.54	10,108,529
July	46.55	35.45	9,841,144	45.30	33.53	10,160,330
August	50.93	39.69	13,017,380	48.46	38.09	12,128,135
September	48.94	41.99	13,247,195	47.70	40.60	23,203,161
October(1)	48.82	41.49	9,431,728	46.07	40.02	11,076,300

Note:

(1)
For the period October 1, 2013 to October 28, 2013.

        The following table sets forth the high and low prices and volumes for 2017 Warrants traded on the TSX for the preceding 12 month period.

	2017 Warrants
	High	Low
	C$	C$	Volume
2012
October	9.72	8.44	387,763
November	10.00	8.64	178,523
December	9.00	8.00	72,566
2013
January	9.25	7.00	113,727
February	7.84	6.30	238,796
March	7.10	6.05	124,352
April	7.10	3.74	299,471
May	5.25	4.11	66,807
June	5.00	3.10	132,535
July	5.20	3.00	76,560
August	8.20	4.02	148,037
September	7.65	5.50	98,866
October(1)	6.50	5.25	44,381

Note:

(1)
For the period October 1, 2013 to October 28, 2013.

PRIOR SALES

        During the 12 month period prior to the date of this Prospectus, the Corporation has issued Common Shares, or securities convertible or exchangeable into Common Shares, as follows.

Month of Issuance	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
2012
October	1,165	$37.92	Exercise of Gold Wheaton options
November	7,780	$37.92	Exercise of Gold Wheaton options
	40,643	—	Vesting of restricted share units
	95,000	$57.57	Grant of options
December	6,994	—	Vesting of restricted share units
	125,000	$15.20	Exercise of options
	1,326	—	Vesting of restricted share units
	100,000	$55.38	Grant of options
	78,396	$55.58	Grant of options
	35,710	$55.58	Issuance of restricted share units
2013
March	20,000	$15.20	Exercise of options
May	8,922	—	Vesting of restricted share units
	1,500	$15.20	Exercise of options
June	103,086	$37.92	Exercise of Gold Wheaton options
July	25,000	$31.39	Exercise of options
August	25,000	$31.39	Exercise of options
	8,596	$32.13	Exercise of Gold Wheaton warrants
	100,000	$46.17	Grant of options
September	65,313	$32.13	Exercise of Gold Wheaton warrants

 DESCRIPTION OF DEBT SECURITIES

        This description sets forth certain general terms and provisions that would apply to any Debt Securities that Franco-Nevada may issue pursuant to this Prospectus. Franco-Nevada will provide particular terms and provisions of a series of Debt Securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

        The Debt Securities will be issued under an indenture (the "Indenture") to be entered into between Franco-Nevada as issuer, and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement to this Prospectus. The indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed as an exhibit to Franco-Nevada's registration statement filed with the SEC. The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to a purchaser of Debt Securities. Wherever this section refers to particular provisions or defined terms of the Indenture, such provisions or defined terms are incorporated in this Prospectus by reference as part of the statement made, and the statement is qualified by such reference.

        Franco-Nevada may issue Debt Securities and incur additional indebtedness otherwise than through the offering of any Debt Securities pursuant to this Prospectus.

General

        The Indenture does not limit the amount of Debt Securities which Franco-Nevada may issue under the Indenture, and Franco-Nevada may issue Debt Securities in one or more series. Debt Securities may be denominated and payable in any currency. Franco-Nevada may offer no more than C$1,000,000,000 (or the equivalent in other currencies) in aggregate principal amount of Debt Securities pursuant to this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits Franco-Nevada, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities that Franco-Nevada has previously issued under the Indenture and to issue such increased principal amount.

        The applicable Prospectus Supplement will set forth the terms relating to the Debt Securities offered by such Prospectus Supplement (the "Offered Securities"), including:

  •
  the specific designation of the Offered Securities; the aggregate principal amount of the Offered Securities; the price or prices at which the Offered Securities will be issued; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

  •
  the rate or rates at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

  •
  the terms and conditions under which Franco-Nevada may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

  •
  the terms and conditions upon which Franco-Nevada may redeem the Offered Securities, in whole or in part, at its option;

  •
  the covenants and events of default applicable to the Offered Securities;

  •
  the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

  •
  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

  •
  whether the Offered Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  •
  the denominations in which registered Offered Securities will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable, if other than US$5,000;

  •
  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under "Payment" below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

  •
  the currency in which the Offered Securities are denominated or the currency in which Franco-Nevada will make payments on the Offered Securities;

  •
  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

  •
  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Debt Securities which are not to apply to the Offered Securities.

        Unless otherwise indicated in the applicable Prospectus Supplement:

  •
  holders may not tender Debt Securities to Franco-Nevada for repurchase; and

  •
  the rate or rates of interest on the Debt Securities will not increase if Franco-Nevada becomes involved in a highly leveraged transaction or Franco-Nevada is acquired by another entity.

        Franco-Nevada may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, Franco-Nevada will offer and sell those Debt Securities at a discount below their stated principal amount. Franco-Nevada will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

        Unless otherwise indicated in the applicable Prospectus Supplement, Debt Securities issued by Franco-Nevada will be direct, unconditional and unsecured obligations of Franco-Nevada and will rank equally among themselves and with all of Franco-Nevada's other unsecured, unsubordinated obligations, if any, except to the extent prescribed by law. Debt Securities issued by Franco-Nevada as unsecured, unsubordinated obligations will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Franco-Nevada's subsidiaries.

        Franco-Nevada will agree to provide to the Trustee (i) annual reports containing audited financial statements, and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, Franco-Nevada will make payments on registered Debt Securities (other than Global Securities) at the office or agency of Franco-Nevada maintained for such purpose, except that Franco-Nevada may choose to pay interest (i) by cheque mailed to the address of the person entitled to such payment as specified in the security register, or (ii) by wire transfer to an account located in the U.S. maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, Franco-Nevada will pay any interest due on registered Debt Securities to the persons in whose name such registered Debt Securities are registered on the day or days specified by Franco-Nevada.

Registered Global Securities

        Registered Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Securities will be registered in the name of a financial institution Franco-Nevada selects, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the "Depositary". Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

  Special Investor Considerations for Global Securities

        Franco-Nevada's obligations, as well as the obligations of the Trustee and those of any third parties employed by Franco-Nevada or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once Franco-Nevada makes payment to the registered holder, Franco-Nevada has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

        An investor should be aware that when Debt Securities are issued in the form of Global Securities:

  •
  the investor cannot have Debt Securities registered in his or her own name;

  •
  the investor cannot receive physical certificates for his or her interest in the Debt Securities;

  •
  the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

  •
  the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

  •
  the Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. Franco-Nevada and the Trustee will have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security. Franco-Nevada and the Trustee also do not supervise the Depositary in any way; and

  •
  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

  Special Situations When Global Security Will be Terminated

        In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

        The special situations for termination of a Global Security are:

  •
  when the Depositary notifies Franco-Nevada that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named) and Franco-Nevada has not appointed a successor depository within 90 days; and

  •
  when and if Franco-Nevada decides not to have Debt Securities represented by a Global Security.

        The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not Franco-Nevada or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

        The term "Event of Default" with respect to Debt Securities of any series means any of the following, unless otherwise indicated in the applicable Prospectus Supplement:

  (a)
  default in the payment of the principal of (or any premium on) any Debt Security of that series at its maturity;

  (b)
  default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

  (c)
  default in the deposit of any sinking fund payment when the same becomes due by the terms of the Debt Securities of that series;

  (d)
  default in the performance, or breach, of any other covenant or agreement of Franco-Nevada in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to Franco-Nevada by the Trustee or to Franco-Nevada and the Trustee by the holders of at least 25% in principal amount of all outstanding Debt Securities affected thereby;

  (e)
  certain events of bankruptcy, insolvency or reorganization; or

  (f)
  any other Events of Default provided with respect to the Debt Securities of that series.

        If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities or indexed Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities to be due and payable immediately. If an Event of Default described in clause (d) or (f) above occurs and is continuing with respect to Debt Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Debt Securities of such affected series are original issue discount securities or indexed Debt Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Debt Securities of such affected series and any accrued but unpaid interest on such Debt Securities shall be due and payable immediately. If an Event of Default described in clause (e) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Debt Securities (as a class) may require the principal amount (or, if the Debt Securities or any series are original issue discount Debt Securities or indexed Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities and any accrued but unpaid interest on such Debt Securities to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series (or of all series, as the case may be), by written notice to Franco-Nevada and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount Debt Securities or indexed securities upon the occurrence of any Event of Default and the continuation thereof.

        The Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable security or indemnity. If the holders provide reasonable security or indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

        No holder of a Debt Security of any series will have any right to institute any proceedings, unless:

  •
  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

  •
  the holders of at least 25% in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

  •
  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of, premium if any, or interest on such Security on or after the applicable due date of such payment.

        Franco-Nevada will be required to furnish to the Trustee annually an officers' certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

        As used herein, the term "defeasance" means discharge from some or all of its obligations under the Indenture with respect to Debt Securities of a particular series. If the terms of a particular series of Debt Security so provide, Franco-Nevada may deposit with the Trustee sufficient cash or government securities or a combination of thereof to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, and then at its option:

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  Franco-Nevada will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

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  Franco-Nevada will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it. To exercise defeasance Franco-Nevada also must deliver, among other requirements set forth in the Indenture to the Trustee:

  •
  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

    •
    an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Debt Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

        In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and Franco-Nevada cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow Franco-Nevada to be discharged from all of its obligations under the Debt Securities of any series, Franco-Nevada must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred. In addition, in order for Canadian counsel to deliver the opinion that would allow Franco-Nevada to be discharged from all of its obligations under the Debt Securities of any series, Franco-Nevada must have received from the Canada Revenue Agency an advance income tax ruling, or there must have been a change in law, to the effect that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for Canadian federal or provincial income tax purposes and to the effect that such holders would be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Corporate Existence

        The terms and conditions relating to any permitted merger, amalgamation, consolidation or sale of all or substantially all assets of the Corporation under certain circumstances will be set forth in a supplemental indenture. Notwithstanding the terms of the supplemental indenture, however, the Corporation will be permitted to engage in any merger, amalgamation, consolidation, combination, reclassification, recapitalization, continuation or share exchange solely for the purpose of reincorporating the Corporation in another jurisdiction or forming a direct or indirect holding company of the Corporation.

Modifications and Waivers

        Franco-Nevada may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, that Franco-Nevada must receive consent from the holder of each outstanding Debt Security of such affected series to:

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  change the stated maturity of the principal of, premium, if any, or interest on, such outstanding Debt Security;

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  reduce the principal amount of, premium, if any, or interest on such outstanding Debt Security;

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  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding original issue discount Debt Security;

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  change the place of payment or currency of payments on such outstanding Debt Security;

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  impair the right to institute suit for the enforcement of any payment on such outstanding Debt Security on or after its stated maturity or any redemption date with respect thereto;

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  reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

  •
  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

        The holders of a majority in principal amount of Debt Securities of any series may waive Franco-Nevada's compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Debt Security or in respect of any item listed above.

        The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

Consent to Jurisdiction and Service

        Under the Indenture, Franco-Nevada will irrevocably appoint Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036-8401 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture or the Debt Securities and for actions brought under U.S. federal or state securities laws brought in any U.S. federal or state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

        The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

        The Trustee under the Indenture will be named in the applicable Prospectus Supplement.

DESCRIPTION OF WARRANTS

        The Corporation may issue Warrants to purchase Common Shares, Preferred Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities.

        Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

        The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement relating to any Warrants the Corporation offers will describe the Warrants and the specific terms relating to the offering. The description will include, where applicable:

  •
  the designation and aggregate number of Warrants;

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  the price at which the Warrants will be offered;

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  the currency or currencies in which the Warrants will be offered;

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  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

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  the designation, number and terms of the Common Shares, Preferred Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

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  the exercise price of the Warrants;

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  the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

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  if the Warrants are issued as a unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

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  any minimum or maximum amount of Warrants that may be exercised at any one time;

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  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

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  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

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  material U.S. and Canadian federal income tax consequences of owning the Warrants; and

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  any other material terms or conditions of the Warrants.

        Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

 DESCRIPTION OF SUBSCRIPTION RECEIPTS

        The Corporation may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus.

        The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada and the U.S. after it has been entered into by the Corporation. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  •
  the number of Subscription Receipts;

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  the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

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  conditions to the exchange of Subscription Receipts into Common Shares, Preferred Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

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  the procedures for the exchange of the Subscription Receipts into Common Shares, Preferred Shares, Debt Securities or Warrants;

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  the number of Common Shares, Preferred Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

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  the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

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  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Preferred Shares, Debt Securities or Warrants;

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  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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  material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts;

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  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

  •
  any other material terms and conditions of the Subscription Receipts.

        Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

 INTERESTS OF EXPERTS

        The following are the technical reports prepared in accordance with NI 43-101 from which certain technical and scientific information contained in this Prospectus (including the documents incorporated by reference) was derived:

  •
  Goldstrike Complex—"Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA" dated March 16, 2012 prepared by RPA for Barrick and Franco-Nevada under the supervision of and endorsed by Chester M. Moore, P. Eng., R. Dennis Bergen, P. Eng., Wayne W. Valliant, P. Geo., Stuart E. Collins, P.E. and Kathleen Ann Altman, Ph.D., P.E., who are each a "qualified person" for the purposes of NI 43-101; and

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  Palmarejo Project—"Palmarejo Project SW Chihuahua State, Mexico YE 2012—Technical Report" dated January 1, 2013 prepared for Franco-Nevada by or under the supervision of Donald J. Birak, Senior Vice President—Exploration, Coeur at the time of the Palmarejo Report, Keith Blair, Manager, Applied Geoscience LLC at the time of the Palmarejo Report, and Klaus Triebel, Senior Corporate Resource Geologist, Coeur at the time of the Palmarejo Report, each of whom is a "qualified person" for the purposes of NI 43-101.

        In addition, the disclosure in the documents incorporated by reference herein for the reserves assessment and evaluation of the oil and gas reserves including the Weyburn Unit, Midale Unit and Edson property was prepared by GLJ for the Corporation and was dated February 12, 2013, with an effective date of December 31, 2012, in accordance with NI 51-101.

        This technical information is included in this Prospectus in reliance on the authority of those persons as experts in these matters.

        To the knowledge of the Corporation, each of these experts held less than 1% of the outstanding Common Shares of the Corporation at the time of the preparation of the reports and/or at the time of the preparation of the technical information contained or incorporated by reference in this Prospectus. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Corporation, or of any associate or affiliate of the Corporation.

        The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) for the year ended December 31, 2012 incorporated in this Prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent accountant, given on the authority of said firm as experts in auditing and accounting.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus, the exercise, disposition, and lapse of Warrants acquired pursuant to this Prospectus, and the acquisition, ownership, and disposition of Common Shares received on the exercise of the Warrants ("Warrant Shares").

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. Except as expressly discussed below, this summary does not address tax filing or reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local or non-U.S. tax consequences to U.S. Holders relating to the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares.

        No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus. Any of the authorities on which this summary is based could change in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares, Warrants and Warrant Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S.;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to make all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders Not Addressed

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares, Warrants and Warrant Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including but not limited to the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own Common Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares, Warrants or Warrant Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including but not limited to U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares, Warrants and Warrant Shares.

Partnerships Not Addressed

        If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares, Warrants or Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

        The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."

Exercise of Warrants

        A U.S. Holder generally will not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder's initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. A U.S. Holder's holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder.

        In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of its Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear. U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the U.S. dollar value of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

        Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

        Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). Adjustments to the exercise price of a Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrant should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. See more detailed discussion of the rules applicable to distributions made by the Corporation at "Ownership and Disposition of Common Shares and Warrant Shares—Taxation of Distributions" below.

        The rules with respect to adjustments are complex and each U.S. Holder of Warrants should consult its own tax advisor in the event of an adjustment.

Ownership and Disposition of Common Shares and Warrant Shares

        The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."

Taxation of Distributions

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share or Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Common Shares or Warrant Shares (see "Sale or Other Taxable Disposition of Common Shares and Warrant Shares" below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares (or Warrants) or Warrant Shares (as well as any constructive distribution on a Warrant) will constitute ordinary dividend income. Dividends received on Common Shares or Warrant Shares generally will not be eligible for the "dividends received deduction." Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares and Warrant Shares

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares or Warrant Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares or Warrant Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares or Warrant Shares are held for more than one year.

        Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

        If the Corporation were to constitute a "passive foreign investment company" ("PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules could affect the U.S. federal income tax consequences to a U.S. Holder from the acquisition, ownership and disposition of Common Shares, Warrants and Warrant Shares. Although the matter is not free from doubt, the Corporation believes, on a more likely than not basis, that it presently qualifies, and expects to continue to qualify in the future, for the active commodities business exception for purposes of the PFIC asset test and PFIC income test (both as defined below). Accordingly, the Corporation believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2012, and based on its current and anticipated business activities and financial expectations, the Corporation expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. The Corporation believes that it was a PFIC for its tax year ended December 31, 2011 and prior tax years.

        The determination as to whether any corporation was, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Corporation's PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Accordingly, there can be no assurance that the IRS will not challenge the views of the Corporation (or a Subsidiary PFIC, as defined below) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Corporation and any of its subsidiaries.

        In addition, in any year in which the Corporation is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. Each U.S. Holder should consult its own tax advisor regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

        The Corporation will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

        Active business gains arising from the sale of commodities generally are excluded from passive income under the active commodities business exception if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, real and depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business, and certain other requirements are satisfied.

        In addition, for purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

        Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Corporation which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

        If the Corporation were a PFIC in any tax year and a U.S. Holder held Common Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to "excess distributions" made by the Corporation on the Common Shares, Warrants or Warrant Shares and with respect to gain from the disposition of Common Shares, Warrants or Warrant Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the

Common Shares, Warrants or Warrant Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Corporation during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares, Warrants or Warrant Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares, Warrants or Warrant Shares ratably over its holding period for the Common Shares, Warrants or Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

        While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to "excess distributions" and dispositions described above. However, for the purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires the Warrants (and not the date the Warrants are exercised). This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Common Shares under the PFIC rules and the applicable elections differently. In addition, a QEF Election may not be made with respect to the Warrants and it is unclear whether the Mark-to-Market Election may be made with respect to the Warrants. Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, Warrants, and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

        U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Corporation or any Subsidiary PFIC. Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, Warrants and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

        U.S. Holders that are individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). Each U.S. Holder should consult its own tax advisor regarding the effect, if any, of this tax on its ownership and disposition of Common Shares, Warrants and Warrant Shares.

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, Warrants and Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares or Warrant Shares (or with respect to any deemed dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares, Warrant Shares or Warrants that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares, Warrants or Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

        Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares, Warrants and Warrant Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 28%), if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

        The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Gowling Lafleur Henderson LLP, counsel to the Corporation, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder who acquires Common Shares or Warrants as beneficial owner pursuant to the Prospectus and who, at all relevant times, for the purposes of the Tax Act, holds such Common Shares or Warrants as capital property, deals at arm's length with the Corporation, is not affiliated with the Corporation, does not report its Canadian tax results in a currency other than the Canadian currency and, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada and has not and will not use or hold or be deemed to use or hold the Common Shares or Warrants in or in the course of carrying on business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere.

        The Common Shares and Warrants will generally be considered capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the Common Shares or Warrants in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder deals with the Common Shares or Warrants in a transaction or transactions considered to be an adventure in the nature of trade.

        The term "US Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the U.S. and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention and does not use or hold and is not deemed to use or hold the Common Shares or Warrants in connection with carrying on a business in Canada through a permanent establishment in Canada. In some circumstances, persons deriving amounts through fiscally transparent entities (which may include limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. US Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), the current provisions of the Canada-U.S. Tax Convention and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof.

        This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the "Proposed Tax Amendments"). No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Common Shares or Warrants should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares and Warrants, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate applicable on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Exercise on Expiry of Warrants

        No gain or loss will be realized by a Non-Resident Holder on the exercise of a Warrant.

        Upon expiry of an unexercised Warrant, generally a Non-Resident Holder will realize a capital loss equal to the adjusted cost base thereof to such holder. One-half of any capital loss may be deducted, subject to certain limitations, against relevant taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Tax Act.

Disposition of Common Shares and Warrants

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Common Shares or Warrants, unless the Common Shares or Warrants constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not exempt from such tax because of an applicable income tax treaty or convention. As long as the Common Shares are then listed on a designated stock exchange (which currently includes the TSX and the NYSE), the Common Shares and the Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists).

        Even if the Common Shares or Warrants are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Common Shares or Warrants may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of such Non-Resident Holder.

        A Non-Resident Holder whose Common Shares or Warrants are taxable Canadian property should consult their own advisors.

Dividends on Common Shares

        Under the Tax Act, dividends paid or credited on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Canada-U.S. Tax Convention, a Non-Resident Holder that is a US Holder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the U.S. and that have complied with specific administrative procedures.

RISK FACTORS

        Prospective purchasers of Securities should carefully consider the risk factors contained in and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation's disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

LEGAL MATTERS

        Certain legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Corporation by Gowling Lafleur Henderson LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to U.S. legal matters. At the date hereof, the partners and associates of Gowling Lafleur Henderson LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation or any associate or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditor of the Corporation is PricewaterhouseCoopers LLP, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2. PricewaterhouseCoopers LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

        The transfer agent and registrar for the Common Shares of the Corporation is Computershare Investor Services Inc. at its principal office in Toronto.

 ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Corporation is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Corporation's directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgement of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or "blue sky" laws. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Corporation cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Service Company as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or relating to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents set out under the heading "Documents Incorporated by Reference"; the consents of auditors, engineers, geologists and counsel; the powers of attorney from the directors and certain officers of the Corporation; and the form of Indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the SEC under the U.S. Exchange Act.